

August 7, 2025

Michael McLaren
Chairman and Chief Executive Officer
Safe & Green Holdings Corp.
990 Biscayne Blvd.
Suite 501
Miami, FL 33132

> **Re: Safe & Green Holdings Corp.**
> **Registration Statement on Form S-1**
> **Filed July 28, 2025**
> **File No. 333-288988**

Dear Michael McLaren :

We have conducted a limited review of your registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1

General

1.   Your disclosure on page 10 and elsewhere in your prospectus currently states that you have 12,464,326 shares of Common Stock outstanding as of July 23, 2025. We also note that on July 31, 2025, a registration statement registered an additional 20,408,160 shares of Common Stock that included 17,904,120 shares of Common Stock issuable pursuant to Pre-Funded Warrants, which either should be included in the number of shares outstanding, if exercised, or reflected in the list of excluded shares. In this regard, it appears as though the holders of such warrants have exercised the warrants and sold the underlying shares, given that you no longer reflect such securities in the Selling Stockholder table. Please amend your disclosure to clarify.

2.   We note that you are registering for resale common shares accounting for approximately 1,000% of your outstanding shares. Please provide us with a detailed legal analysis as to why you believe that the offering by the selling shareholders should be characterized as a secondary offering rather than an indirect primary offering. Address the circumstances under which the selling shareholders acquired the Series B Preferred Stock and the nature of the relationships between the issuer and the selling shareholders. In formulating your response, please consider Securities Act Rule 415 and Interpretation 612.09 of our Securities Act Rules Compliance and Disclosure Interpretations.

3.   Disclose how you have arrived at the number of shares of common stock you are registering for resale. In this regard, the number of shares you are registering appears to be in excess of the amount necessary to satisfy the conversion feature of the Series B Preferred Stock.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Nicholas Nalbantian at 202-551-7470 or Mara Ransom at 202-551-3264 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services

cc: Ross Carmel